Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

Sunoco Logistics Partners L.P.

Nine Months Ended September 30, 2005
Fixed Charges:
Interest cost and debt expense	$16,446
Interest allocable to rental expense (a)	1,115

Total	$17,561

Earnings:
Income before income tax expense	$48,159
Equity in income of less than 50 percent owned affiliated companies	(10,829)
Dividends received from less than 50 percent owned affiliated companies	9,147
Fixed charges	17,561
Interest capitalized	(500)
Amortization of previously capitalized interest	107

Total	$63,645

Ratio of Earnings to Fixed Charges	3.62

(a)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.